October 5, 2011

VIA EDGAR SUBMISSION

Re:	Telecom Argentina S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 29, 2011
File No. 1-13464

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Dear Mr. Spirgel:

On behalf of our client Telecom Argentina S.A. (the “Company”), we acknowledge receipt by the Company of the Staff (the “Staff”) of the Securities and Exchange Commission’s letter dated September 21, 2011 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to respond to the Comment Letter. However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of the Company, we respectfully request an extension of time to respond to the Comment Letter beyond the ten business days specified therein. The Company anticipates submitting to the Staff a response on or about October 19, 2011.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (650) 752-2007 or Mr. Marcelo Kozak, the Company’s Chief Accounting & SOX Compliance Officer, at (54 11) 4968-3835 with any questions you may have.

Very truly yours,

/s/ Julia Cowles

cc:	Mr. Marcelo Kozak (Chief Accounting & SOX Compliance Officer, Telecom Argentina S.A.)